Filed Pursuant to Rule 433

Registration Nos. 333-126348, 333-126348-01, 333-126348-02 and 333-126348-03

December 4, 2007

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated December 4, 2007)

Issuer:	Alabama Power Company
Security:	Series 2007D 4.85% Senior Notes due December 15, 2012
Expected Ratings*:	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$200,000,000
Coupon:	4.85%
Public Offering Price:	99.828%
Treasury Benchmark:	3 3/8% due November 30, 2012
US Treasury Yield:	3.289%
Spread to Treasury:	160 basis points
Re-offer Yield:	4.889%
Make-Whole Call:	T + 25
Interest Payment Dates:	June 15 and December 15 of each year, beginning June 15, 2008
Format:	SEC Registered
Transaction Date:	December 4, 2007
Expected Settlement Date:	December 12, 2007
Joint-Lead Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated
Co-Managers:	Lazard Capital Markets LLC Mizuho Securities USA Inc. Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc.
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.